Exhibit 8.1

SUBSIDIARIES OF NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Name	Jurisdiction of Incorporation

Ixworth Enterprises Limited	British Virgin Islands
Beprecise Investments Limited	British Virgin Islands
New Take Limited	Hong Kong
Shielder Limited	Hong Kong
Better Chance International Limited	British Virgin Islands
Asia Pacific Logistics Limited	British Virgin Islands
Beijing New Take Electronic Commerce Limited	People’s Republic of China
Beijing Ninetowns Times Electronic Commerce Limited	People’s Republic of China
Beijing Ninetowns Digital Technology Limited	People’s Republic of China
Shanghai New Take Digital Technology Limited	People’s Republic of China
Beijing Ninetowns Ports Software and Technology Co., Ltd.	People’s Republic of China
Guangdong Ninetowns Technology Co., Ltd.	People’s Republic of China
Beijing Ninetowns Network and Software Co., Ltd.	People’s Republic of China
Ample Spring Holdings Limited	British Virgin Islands